Exhibit 4.42

EXECUTION COPY

CONFIDENTIAL

SHARE PURCHASE AGREEMENT

dated

April 8, 2015

among

ALIBABA HEALTH INFORMATION TECHNOLOGY LIMITED

and

ALI JK INVESTMENT HOLDING LIMITED

and

MR. CHEN WENXIN

relating to the sale and purchase

of

the entire share capital

of

BEIJING CHUANYUN LOGISTICS INVESTMENT LIMITED

TABLE OF CONTENTS

		Page

1	INTERPRETATION	1
2	SALE OF THE SALE SHARES AND THE CONSIDERATION	8
3	CONDITIONS PRECEDENT	9
4	PRE-COMPLETION VENDORS’ UNDERTAKINGS	10
5	PRE-COMPLETION PURCHASER’S UNDERTAKINGS	11
6	COMPLETION	12
7	FURTHER UNDERTAKINGS	14
8	WARRANTIES	16
9	LIMITATIONS ON CLAIMS	17
10	ENTIRE AGREEMENT	17
11	VARIATION	17
12	ASSIGNMENT	18
13	ANNOUNCEMENTS	18
14	FEES AND EXPENSES	18
15	CONFIDENTIALITY	18
16	SEVERABILITY	19
17	COUNTERPARTS	19
18	WAIVER	19
19	FURTHER ASSURANCE	19
20	NOTICES	19
21	GOVERNING LAW AND JURISDICTION	20

i

SCHEDULE 1 DETAILS OF THE GROUP

SCHEDULE 2 LIMITATIONS ON CLAIMS

SCHEDULE 3 THE WARRANTIES

SCHEDULE 4 BUSINESS RESTRUCTURING PLAN

SCHEDULE 5 FORM OF APPLICATION FOR CONSIDERATION SHARES

SCHEDULE 6 FORM OF CONTROL DOCUMENTS

SCHEDULE 7 THE PURCHASER’S SHARE CAPITAL

SCHEDULE 8 KEY TERMS OF CERTAIN NEW AGREEMENTS

SCHEDULE 9 FORM OF NON-COMPETE DEED

SCHEDULE 10 KEY TERMS OF CONVERTIBLE BONDS

ii

THIS AGREEMENT is made on April 8, 2015

AMONG

(1)                                 ALIBABA HEALTH INFORMATION TECHNOLOGY LIMITED, a company incorporated in Bermuda with limited liability whose registered office is at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda and principal place of business in Hong Kong is at 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong (the “Purchaser”);

(2)                                 ALI JK INVESTMENT HOLDING LIMITED, a company incorporated under the laws of the British Virgin Islands whose registered office is at Trident Chambers, P.O. Box 146 Road Town, Tortola, British Virgin Islands (“Vendor 1”); and

(3)                                 MR. CHEN WENXIN, a citizen of the People’s Republic of China with PRC ID 210102196810271019 (“Vendor 2”, and together with Vendor 1, the “Vendors”).

The Purchaser, Vendor 1 and Vendor 2 are hereinafter referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS

(A)                               Beijing Chuanyun Logistics Investment Limited (the “Company”) is a company incorporated under the laws of British Virgin Islands whose registered office is at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Further details of the Company are set out in Part A of Schedule 1 attached hereto.

(B)                               The Vendors propose to sell to the Purchaser, and the Purchaser proposes to purchase from the Vendors, the entire issued share capital of the Company upon the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1                                         INTERPRETATION

1.1                               In this Agreement, the following expressions shall have the following meanings:

“Affiliate” means, (a) with respect to any Person that is an individual, his or her Immediate Family Members, and (b) with respect to any Person that is not an individual, any other Person that directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person; provided, however, that for purposes of this Agreement, Vendor 1 and its Affiliates (other than the Company and its controlled subsidiaries), on the one hand, and the Company and its controlled subsidiaries, on the other hand, shall not be deemed to be Affiliates of each other;

“Business Day” means any day (other than a Saturday or Sunday or public holiday) on which banks in Hong Kong, the PRC, Bermuda and the British Virgin Islands are open for the transaction of normal business;

“Business Restructuring” means the transactions as set out in the Business Restructuring Plan taken as a whole;

“Business Restructuring Plan” means the detailed plan for the Business Restructuring agreed among the Parties as set out in Schedule 4;

“Circular” means the shareholders’ circular to be dispatched to the shareholders of the Purchaser to provide additional information regarding this Agreement and the transactions contemplated hereunder;

“Companies Ordinance” means the Companies Ordinance, Chapter 622 of the Laws of Hong Kong;

“Company Material Adverse Effect” means any event or circumstance which would have a material and adverse effect on the financial position, business or properties, results of operations or prospects of the Group taken as a whole;

“Company Shares” means ordinary shares of par value US$0.001 per share of the Company;

“Completion” means completion of the sale and purchase of the Sale Shares under this Agreement;

“Completion Date” means the date that is three (3) Business Days after the date on which the last of the Conditions Precedent is satisfied or waived;

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors (or similar governing body) of such Person; the term “Controlled” has the meaning correlative to the foregoing;

“Control Documents” means the Exclusive Call Option Agreement, Equity Pledge Agreement, Exclusive Technology Service Agreement and Proxy Agreement, in the agreed forms and attached hereto as Schedule 6 subject to revisions to be made pursuant to requirements of relevant regulatory authorities including the Stock Exchange, to be entered into among the OpCo, the WFOE, and/or Hangzhou Ali Venture Capital Co., Ltd. (杭州阿里创业投资有限公司), as sole shareholder of the OpCo, before Completion pursuant to which the Company, through the WFOE, will exercise effective control over the OpCo and consolidate the financial results of the OpCo in the Company’s consolidated financial statements as if the OpCo were a wholly-owned subsidiary of the Company under HKFRS;

“Conditions Precedent” means the conditions specified in clause 3.1;

“Consideration Shares” means the Vendor 1 Consideration Shares and the Vendor 2 Consideration Shares;

“Conversion Shares” means the Purchaser Shares that are issuable upon the conversion of the Convertible Bonds in accordance with the terms and conditions thereof;

“Data Usage Agreement” means a data usage and sharing agreement to be entered into by an applicable Affiliate of the Purchaser on the one hand and an applicable Affiliate of Vendor 1 on the other hand, which shall be in a form to be agreed by the Purchaser and Vendor 1 prior to the Completion and shall provide that, among other things, from and after the Completion, (i) the parties to such agreement and their respective Affiliates shall be entitled to share the data generated by the transactions completed on the online transaction platform of the Purchaser Group, and (ii) Vendor 1 and its Affiliates will only use the proprietary PIATS information to the extent permitted by applicable laws, regulations or contractual obligations of the Purchaser and its Affiliates.

“Drug Platform License” means the Internet Drug Transaction Service Qualification Certificate (Third Party Transaction Service Platform) (互联网药品交易服务资格证书（第三方交易服务平台）) issued by the State Food and Drug Administration of the PRC or its local counterparts in the PRC;

“Encumbrance” means any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

“Environmental Laws” means any and all supra-national, national, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licences, agreements or other governmental restrictions relating to the protection of the environment (including, without limitation, human, animal and plant life, ambient air, surface water, ground water, or land), the protection of property and proprietary rights or for the compensation of harm to the environment whether by clean-up, remediation, containment or other treatment or the payment of monies to any competent Authority, and occupational or public health and safety;

“Existing 95095 Registration Agreement” means the 95095 Medical Platform Services Agreement (95095医药平台服务协议) entered into between each Existing Online Pharmacy and the OpCo;

“Existing Group Companies” means the Company, the HK Subsidiary and the OpCo.

“Existing Online Pharmacy” means an Online Pharmacy which is party to a Tmall Storefront Display Contract as at the date of this Agreement.  A complete list of the Existing Online Pharmacies has been delivered to the Purchaser prior to the date hereof;

“Existing Software Services Agreement” means the Software Services Agreement between the OpCo and Tmall dated as of January 8, 2015;

“Financial Statements” means the unaudited financial statements of the OpCo as of and for each of the three years ended March 31, 2013, 2014 and 2015, respectively;

“Group” or “Group Companies” means the Company and the Subsidiaries (including the OpCo, the financial results of which will be consolidated and accounted for as a wholly-owned subsidiary of the Company by virtue of the Control Documents) and “Group Company” shall be construed accordingly;

“Group Restructuring” means the Business Restructuring, the establishment of the WFOE by the HK Subsidiary, and the execution of the Control Documents by the parties thereto, taken as a whole;

“Governmental Entity” means any foreign, domestic, multinational, federal, territorial, state or local governmental authority, quasi-governmental authority, government owned or government controlled (in whole or in part) enterprise, public international organization, regulatory body, court, tribunal, commission, board, bureau, agency, instrumentality, or any regulatory, administrative or other department, or agency, or any political or other subdivision of any of the foregoing, or any political party or official thereof, or any candidate for political office.

“Government Official” means any officer, employee or any other person acting in an official capacity for any foreign, domestic, multinational, federal, territorial, state or local governmental authority, quasi-governmental authority, government-owned or government-controlled (in whole or in part) enterprise, public international organization, regulatory body, court, tribunal, commission, board, bureau, agency, instrumentality, or any regulatory, administrative or other department, or agency, or any political or other subdivision of any of the foregoing, to any political party or official thereof, or to any candidate for political office.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“HK$” or “HK dollars” means Hong Kong dollars, the lawful currency of Hong Kong;

“HKFRS” means Hong Kong Financial Reporting Standards (which term includes all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards, and Interpretations issued by the Hong Kong Institute of Certified Public Accountants);

“HK Subsidiary” means Beijing Chuanyun Logistics Holding Limited (北京傳雲物流控股有限公司), a company duly established and existing under the laws of Hong Kong and wholly-owned by the Company;

“Immediate Family Members” means, with respect to any natural Person, (a) such Person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such Person’s children, grandchildren and siblings (in each case whether adoptive or biological) and (c) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing;

“Indebtedness” means any indebtedness in respect of all obligations to repay borrowed money, all indebtedness evidenced by notes, bonds, loan stock, debentures or similar obligations, acceptances or documentary credit facilities, all rental obligations under finance leases, and hire purchase contracts, any other transaction having the commercial effect of a borrowing or raising of money, the net amount of any liability under any swap, hedging or other similar treasury instrument, and all guarantees, sureties, indemnities, counter-indemnities or letters of comfort of obligations of others of the foregoing types;

“Intellectual Property Rights” means patents, trademarks, service marks, trade names, design rights, copyright (including rights in computer software),  in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for the grant of any such rights and all rights or forms of protection having equivalent or similar effect anywhere in the world;

“Listing Committee” means the Listing Committee of the Stock Exchange;

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“New Online Pharmacy” means an Online Pharmacy that is not party to an Existing 95095 Registration Agreement as at the date of this Agreement;

“New 95095 Services Agreement” means the new 95095 Services Agreement to be entered into among each Online Pharmacy, WFOE and the OpCo, the key terms of which shall be as set out in Part A of Schedule 8;

“New Technical Services Agreement” means the new Technical Services Agreement to be entered into between WFOE and Tmall, the key terms of which shall be as set out in Part B of Schedule 8;

“Non-Compete Deed” means the non-compete deed to be entered into between Alibaba Group Holding Limited and the Purchaser, in substantially the form set out in Schedule 9;

“Online Pharmacy” means any Person (for the avoidance of doubt, not including such Person’s parent, subsidiaries or other Affiliates) who possesses an Internet Drug Transaction Service Qualification Certificate (Type C) (互联网药品交易服务资格证书（C类）) and sells products pursuant to such certificate;

“OpCo” means the company whose details are set out in Part B (3) of Schedule 1;

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, government authority or other entity;

“PIATS” means product identification, authentication, tracking system;

“PIATS Platforms” means the drug PIATS regulatory platform operated through the websites drugadmin.com and moh.95001111.com and the PIATS platform operated through the website 95001111.com;

“PRC” means the People’s Republic of China;

“PRC GAAP” means the generally accepted accounting principles of the PRC.

“Purchaser Group” means the Purchaser and its subsidiaries;

“Purchaser Material Adverse Effect” means any event or circumstance which would have a material and adverse effect on the financial position, business or properties, results of operations or prospects of the Purchaser taken as a whole;

“Purchaser Shares” means ordinary shares of HK$0.01 each in the capital of the Purchaser;

“Purchaser Share Award Scheme” means the share award scheme adopted by the shareholders of the Purchaser at the special general meeting of the Purchaser held on November 24, 2014;

“Purchaser Warranties” means the representations and warranties set out in Part B of Schedule 3;

“Relevant Governmental Approvals” means the approvals, consents and authorizations from all relevant regulatory authorities in PRC, BVI and Hong Kong which are necessary to effect the transactions contemplated by the Group Restructuring and this Agreement;

“Sale Shares” means the Vendor 1 Sale Shares and the Vendor 2 Sale Shares;

“Schedules” means Schedules 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 to this Agreement and Schedule shall be construed accordingly;

“SFO” means the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong);

“Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Subsidiary” means any of the companies listed in Part B of Schedule 1, including the WFOE, which will form part of the Group after the completion of the Group Restructuring, and “Subsidiaries” means all the Subsidiaries;

“Takeovers Code” means the Code on Takeovers and Mergers as published by the Securities and Futures Commission;

“Target Business” means the business to be directly or indirectly injected into the Purchaser pursuant to the terms of this Agreement;

“Target Business Scope” means the scope of the Target Business, being the operation of an online transaction platform for the sale of products by Online Pharmacies;

“Tmall” means Zhejiang Tianmao Technology Co., Ltd. (浙江天猫技术有限公司);

“Tmall Storefront Display Contract” means the Tmall Services Agreement entered into between each Online Pharmacy and Tmall;

“Vendor 1 Sale Shares” means 9,043,963 Company Shares, which represent approximately 90.44% of the entire issued share capital of the Company;

“Vendor 2 Sale Shares” means 956,037 Company Shares, which represent approximately 9.56% of the entire issued share capital of the Company;

“Vendor Warranties” means the representations and warranties set out in Part A of Schedule 3;

“Warranties” means the Vendor Warranties and the Purchaser Warranties; and

“WFOE” means a wholly-owned subsidiary to be established by the HK Subsidiary in the PRC as part of the Group Restructuring.

1.2                               In this Agreement, unless the context otherwise requires:

(a)                                 references to persons shall include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(b)                                 the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(c)                                  references to one gender include all genders;

(d)                                 references to a “subsidiary” or “holding company” shall be to the same as defined in sections 13 and 15 of the Companies Ordinance;

(e)                                  any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted; and

(f)                                   any reference to a document in the agreed form is to the form of the relevant document agreed between the parties and for the purpose of identification initialled by each of them or on their behalf (in each case with such amendments as may be agreed by or on behalf of each of the Vendors and the Purchaser).

1.3                               The Schedules and Exhibit to this Agreement shall form part of this Agreement.

2                                         SALE OF THE SALE SHARES AND THE CONSIDERATION

2.1                               At Completion, Vendor 1 as legal and beneficial owner of the Vendor 1 Sale Shares shall sell to the Purchaser, and the Purchaser shall purchase from Vendor 1, the Vendor 1 Sale Shares free from all Encumbrances, together with all rights attaching to them.

2.2                               The consideration for the purchase of the Vendor 1 Sale Shares shall be HK$17,795,617,261  in the aggregate, which shall be satisfied by (i) the issue of 2,961,291,148 Purchaser Shares (the “Vendor 1 Consideration Shares”) by the Purchaser to Vendor 1 at Completion, reflecting a per share price of HK$5.280 per Purchaser Share, subject to the adjustments set forth in clause 2.5, and (ii) the issue of convertible bonds on the terms and conditions set forth in Schedule 10 hereto (and otherwise in a form to be reasonably agreed by the Purchaser and Vendor 1 as soon as practicable after the date hereof and in any event prior to the Completion) (the “Convertible Bonds”) in an aggregate principal amount of HK$2,160,000,000 by the Purchaser to Vendor 1 at Completion.

2.3                               At Completion, Vendor 2 as legal and beneficial owner of the Vendor 2 Sale Shares shall sell to the Purchaser, and the Purchaser shall purchase from Vendor 2, the Vendor 2 Sale Shares free from all Encumbrances, together with all rights attaching to them.

2.4                               The consideration for the purchase of the Vendor 2 Sale Shares shall be HK$1,652,840,682 in the aggregate, which shall be satisfied by the issue of 313,038,008 Purchaser Shares (the “Vendor 2 Consideration Shares”) Vendor 2 at Completion, reflecting a per share price of HK$5.280 per Purchaser Share, subject to the adjustments set forth in clause 2.5.

2.5                               In the event of a share split, share combination, share dividend or similar events with respect to the capital of the Purchaser prior to Completion, the number of Vendor 1 Consideration Shares and Vendor 2 Consideration Shares shall be adjusted proportionally.

2.6                               For the avoidance of doubt, the Purchaser shall not be obliged to complete the purchase of any of the Vendor 1 Sale Shares and the Vendor 2 Sale Shares, and neither Vendor shall be obligated to complete the sale of its portion of the

Sale Shares, unless the purchase and sale of all the Vendor 1 Sale Shares and the Vendor 2 Sale Shares are completed simultaneously.

3                                         CONDITIONS PRECEDENT

3.1                               Completion of the sale and purchase of the Sale Shares shall be conditional upon the fulfilment of the following conditions:

(a)                                 the passing by the shareholders of the Purchaser (other than those who are required by the Listing Rules to abstain from voting) at a duly convened shareholders’ meeting of the Purchaser of resolutions(s) approving this Agreement and the transactions contemplated hereunder, including but not limited to, the issue of the Consideration Shares and the Convertible Bonds (and the Conversion Shares issuable upon the conversion of the Convertible Bonds) pursuant to this Agreement, the increase of the authorised share capital of the Purchaser and the entering into of certain non-exempt continuing connected transactions by the members of the Purchaser Group upon Completion;

(b)                                 approval having been obtained from the Listing Committee for the new listing application by the Purchaser in relation to the transactions contemplated under this Agreement and such approval not having been revoked or withdrawn;

(c)                                  the granting of the approval of the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares and the Conversion Shares;

(d)                                 the completion of the Group Restructuring;

(e)                                  each of the Vendors and/or their related companies having obtained all necessary consents and approvals from the relevant governmental or regulatory authorities or other third parties required for the transactions contemplated by the Group Restructuring and the execution and performance of this Agreement by the Vendors and the transactions contemplated thereunder;

(f)                                   the Purchaser having obtained all necessary consents and approvals from the relevant governmental or regulatory authorities or other third parties required for the execution and performance of this Agreement by the Purchaser and the transactions contemplated thereunder; and

(g)                                  no governmental authority in any relevant jurisdiction having enacted any laws, rules or regulations which might render Completion or the Group Restructuring or any part thereof unlawful or any of the Control Documents unlawful, invalid or unenforceable under the applicable laws and regulations.

3.2                               Each of the Vendors undertakes to use all reasonable endeavours to ensure that the Conditions Precedent set out in clauses 3.1(d) and 3.1(e) are fulfilled as soon as possible. Each of the Vendors undertakes to take such steps, and to provide such information and assistance, in each case as may be reasonably requested by the Purchaser in connection with (i) the preparation by the Purchaser of a circular to its shareholders for the purposes of obtaining the requisite approval under clause 3.1(a), and (ii) any submission required to be made to the Listing Committee and/or to the Stock Exchange for the purposes of obtaining the requisite approvals under clauses 3.1(b) and 3.1(c).

3.3                               The Purchaser undertakes to use all reasonable endeavours to ensure that the Conditions Precedent set out in clauses 3.1(a), 3.1(b), 3.1(c) and 3.1(f) are fulfilled as soon as possible.

3.4                               The Purchaser shall be entitled in its absolute discretion, by written notice to the Vendors, to waive the Conditions Precedent set out in clauses 3.1(d) and 3.1(e) either in whole or in part.

3.5                               Vendor 1 shall be entitled in its absolute discretion, by written notice to the Purchaser, to waive the Conditions Precedent set out in clause 3.1(f) either in whole or in part.

3.6                               If any of the Conditions Precedent has not been fulfilled (or waived) on or before December 31, 2015 or such other date as the parties to this Agreement may agree in writing, this Agreement (other than clauses 13, 15, 20 and 21) shall automatically terminate with immediate effect and no party shall have any claim of any nature whatsoever against the other parties under this Agreement (save in respect of its accrued rights arising from any prior breach of this Agreement).

4                                         PRE-COMPLETION VENDORS’ UNDERTAKINGS

4.1                               Prior to and pending Completion, the Vendors shall ensure that:

(a)                                 except as pursuant to the Group Restructuring, each of the Group Companies shall carry on its business only in the ordinary and usual course and shall not (or agree to) make any payment, incur any liability, enter into any contract or incur any other obligation, in each case, in any material respect and other than in the ordinary and usual course of trading;

(b)                                 except as pursuant to the Group Restructuring, each of the Group Companies shall take all reasonable steps to preserve and protect its assets;

(c)                                  except as pursuant to the Group Restructuring, each of the Group Companies and Tmall shall continue to perform its obligations under each Tmall Storefront Display Contract, each Existing 95095 Registration Agreement and the Existing Software Services Agreement to which it is a party in the ordinary and usual course of business in accordance with their terms; and

(d)                                 the Purchaser’s representatives shall be allowed, upon reasonable notice and during normal business hours, access to the books and records and other information of each of the Group Companies.

4.2                               Prior to and pending Completion, the Vendors shall use all reasonable endeavours to procure that the Group Companies and Tmall continue to seek new business opportunities with New Online Pharmacies within the Target Business Scope, and where such new business opportunities do arise, to use all reasonable endeavours to procure that any such New Online Pharmacies enter into a New 95095 Services Agreement.

4.3                               The Vendors undertake to the Purchaser to use all commercially reasonable endeavours prior to the Completion Date to (i) ensure that the businesses and operations of the Group Companies (including the businesses and operations that will form part of the Group Companies prior to the Completion) are conducted in compliance with applicable laws and regulations in all material respects, and (ii) remedy any material non-compliance with applicable laws and regulations in businesses and operations of the Group Companies (including the businesses and operations that will form part the Group Companies prior to the Completion).

5                                         PRE-COMPLETION PURCHASER’S UNDERTAKINGS

5.1                               Pending Completion, the Purchaser undertakes to the Vendors that:

(a)                                 it will not, except pursuant to the terms of the Purchaser Share Award Scheme, (i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Purchaser Shares or any interests in Purchaser Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any Purchaser Shares or interest in Purchaser Shares or (ii) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (i) above or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above, in each case, without first having obtained the written consent of each of the Vendors; and

(b)                                 it will take all reasonable steps to preserve and protect its assets.

5.2                               The Purchaser shall, as soon as reasonably practicable:

(a)                                 make all appropriate disclosures pursuant to, and will comply in all respects with applicable law, regulation or direction (including without limitation the Listing Rules) in connection with the transactions contemplated under this Agreement;

(b)                                 subject to obtaining all necessary approvals from the Listing Committee and the Stock Exchange, dispatch to its shareholders a shareholders’ circular containing details on the transactions contemplated under this Agreement as required by applicable law, regulation or direction (including without limitation the Listing Rules, the Takeovers Code and the SFO) and convene a shareholders’ meeting to consider and approve the transactions contemplated under this Agreement, the issue of the Consideration Shares and the Convertible Bonds (and the Conversion Shares issuable upon the conversion of the Convertible Bonds) and the increase of authorised share capital of the Company;

(c)                                  make all notifications, registrations and filings as may from time to time be required in relation the transactions contemplated under this Agreement, the issue of the Consideration Shares and the Convertible Bonds and the increase of authorised share capital of the Company; and

(d)                                 apply to the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares and the Conversion Shares.

6                                         COMPLETION

6.1                               Completion shall take place at the offices of Simpson Thacher & Bartlett, at 35/F, ICBC Tower, Central, Hong Kong on the Completion Date.

6.2                               On Completion, the Vendors shall deliver (or cause to be delivered) to the Purchaser:

(a)                                 instruments of transfer (in the form prescribed by the Company) with respect to Sale Shares, duly executed by the Vendors;

(b)                                 a copy of the register of members of the Company, dated as of the Completion Date and certified by a director or the registered office provider of the Company, evidencing the Purchaser’s ownership of all of the Sale Shares;

(c)                                  a share certificate in the name of the Purchaser, dated as of the Completion Date and duly executed on behalf of the Company, evidencing the ownership by the Purchaser of  all of the Sale Shares;

(d)                                 a copy of the register of directors of the Company, dated as of the Completion Date and certified by a director or the registered office provider of the Company, evidencing that the board of directors of the Company consists solely of nominees of the Purchaser, provided, however, that the Purchaser shall have notified the Vendors of the names of such nominees no later than ten Business Days prior to the Completion and each such nominee (to the extent not already a director of the Company) shall have duly executed and delivered to the Company a written consent to act as a director of the Company (in a form acceptable to the Company’s registered office provider) no later than ten Business Days prior to the Completion;

(e)                                  copies of the Control Documents duly executed by the parties thereto;

(f)                                   original counterparts of the Non-Compete Deed and the Data Usage Agreement, duly executed by the applicable Affiliates of Vendor 1 party thereto; and

(g)                                  an application for their respective number of Consideration Shares in the agreed form set out in Schedule 5.

6.3                               On Completion, the Purchaser shall:

(a)                                 deliver to the Vendors instruments of transfer (in the form prescribed by the Company) with respect to Sale Shares, duly executed by the Purchaser;

(b)                                 in satisfaction of its obligations under clause 2.2, (i) allot and issue, credited as fully paid, the Vendor 1 Consideration Shares to Vendor 1, and procure that Vendor 1 is registered on the branch register of members of the Company in Hong Kong as the registered holders of the Vendor 1 Consideration Shares and deliver to Vendor 1 definitive share certificates for the Vendor 1 Consideration Shares in such denomination as Vendor 1 may request issued in the name of Vendor 1 and in accordance with instructions given in the application to be delivered by Vendor 1, and (ii) issue the Convertible Bonds to Vendor 1 and deliver to Vendor 1 a copy of the Purchaser’s Register of Bondholders, dated as of the Completion Date and certified by a director or the registered office provider of the Purchaser, evidencing that Vendor 1 has been registered as the holder of the Convertible Bonds;

(c)                                  in satisfaction of its obligations under clause 2.4, allot and issue, credited as fully paid, the Vendor 2 Consideration Shares to Vendor 2, and procure that Vendor 2 is registered on the branch register of members of the Company in Hong Kong as the registered holders of the Vendor 2 Consideration Shares and deliver to Vendor 2 definitive share certificates for the Vendor 2 Consideration Shares in such denomination as Vendor 2 may request issued in the name of Vendor 2 and in accordance with instructions given in the application to be delivered by Vendor 2;

(d)                                 deliver to each of the Vendors a copy of the board minutes of the Purchaser authorising the execution and performance by the Purchaser of its obligations under this Agreement and the resolutions of the shareholders of the Purchaser approving this Agreement and the transactions contemplated hereunder, the issue of the Consideration Shares and the Convertible Bonds and the increase of the authorised share capital of the Purchaser, in each case certified by a duly appointed officer as true and correct; and

(e)                                  deliver to Vendor 1 original counterparts of the Non-Compete Deed and the Data Usage Agreement, duly executed by the Purchaser.

6.4                               If any of the Vendors, on the one hand, or the Purchaser, on the other hand, fails or is unable to perform any material obligations required to be performed by it at the Completion, the other Party (or Parties, as applicable) to this Agreement shall not be obliged to complete the sale and purchase of the Sale Shares and may, in its absolute discretion, by written notice to the Vendors or the Purchaser, as applicable:

(a)                                 rescind this Agreement without liability on the part of non-breaching Party;

(b)                                 elect to complete this Agreement on that date, to the extent that the breaching Party is ready, able and willing to do so, and specify a later date on which the breaching Party shall be obliged to complete its outstanding obligations; or

(c)                                  elect to defer the completion of this Agreement by not more than 90 days to such other date as it may specify in such notice, in which event the provisions of this clause 6.4 shall apply, mutatis mutandis, if any Party fails or is unable to perform any such obligations on such other date.

7                                         FURTHER UNDERTAKINGS

7.1                               The Purchaser undertakes in favour of Vendor 1 to:

(a)                                 use all commercially reasonable endeavours to (i) ensure that the businesses and operations of the Purchaser Group are conducted in compliance with applicable laws and regulations in all material respects, and (ii) remedy any material non-compliance with applicable laws and regulations in the businesses and operations of the Purchaser Group; and

(b)                                 from and after the Completion, keep sufficient authorised share capital to satisfy the issue of such number of Conversion Shares as would be required to be issued on conversion of the Convertible Bonds.

7.2                               The Purchaser undertakes that it and its officers, directors, employees, and agents will not offer, pay, promise to pay, or authorize the payment of, or give, promise to give, or authorize the giving of anything of value to any Government Official, or to any other person under circumstances where the Purchaser or its officers, directors, employees, or agents knew or had reason to know that all or a portion of such money or thing of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of (i) influencing any act or decision of such Government Official in his or her official capacity; (ii) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case in order to assist the Purchaser or any of its officers, directors, employees, or agents in obtaining or retaining business for or with, or directing business to, any person.

7.3                               Without the prior written consent of or otherwise agreed in writing to by Vendor 1, and whether or not Vendor 1 is then a shareholder of the Purchaser or the Company and whether or not the Completion is consummated, each of the Purchaser and Vendor 2 shall not and shall cause its Affiliates and the Group Companies not to:

(a)                                 use in advertising, publicity, announcements, or otherwise, the name of Vendor 1 or any Affiliate of Vendor 1, either alone or in combination of, including “阿里巴巴” (Chinese equivalent for “Alibaba”), “淘宝” (Chinese equivalent for “Taobao”), “阿里” (Chinese equivalent for “Ali”), “全球速卖通” (Chinese brand for “AliExpress”), “淘” (Chinese equivalent for “Tao”), “天猫” (Chinese equivalent for “Tmall”), “一淘” (Chinese equivalent for “eTao”), “聚划算” (Chinese equivalent for “Juhuasuan”), “阿里妈妈” (Chinese equivalent for “Alimama”), “阿里云” (Chinese equivalent for “Aliyun”), “云OS” (Chinese equivalent for “YunOS”), “万网” (Chinese brand for “HiChina”),  “口碑” (Chinese equivalent for “Koubei’), “虾米” (Chinese equivalent for “Xiami”), “蚂蚁金服” (Chinese brand for “Ant Financial”), “支付宝” (Chinese brand for “Alipay”), “小微金服” (Chinese equivalent for “Xiao Wei Jin Fu”), “1688”, “来往” (Chinese equivalent for “Laiwang”), “一达通” (Chinese equivalent for “OneTouch”), “友盟” (Chinese equivalent for “Umeng”), “酷盘” (Chinese equivalent for “Kanbox/ Kupan”), “天天动听” (Chinese equivalent for “TTPOD”), “优视” (Chinese equivalent for “UC / UCWeb”), “高德” (Chinese equivalent for “AutoNavi”), “Alibaba”, Taobao”, “Ali”, “AliExpress”, “Tao”, “Tmall”, “eTao”, “Juhuasuan”, “Alimama”, “Aliyun”, “YunOS”, “HiChina”, “Koubei”, “Xiami”, “Ant Financial”, “Alipay”, “Xiao Wei Jin Fu”, “Laiwang”, “OneTouch”, Umeng”, “Kanbox”, “Kupan”, “TTPOD”, “UCWeb”, “UC”, “AutoNavi”, the associated devices and logos of the above brands (including the smiling face device of Alibaba Group, cow device of Alibaba.com, ant device of Taobao, Tao doll device of Taobao, cat device of Tmall, Juxiaomeng device of Juhuasuan, ant device of Ant Financial, lion device of Alipay and Zhixiaobao device of Alipay), or any company name, trade name, trademark, service mark, domain name, device, design, symbol or any abbreviation, contraction or simulation thereof owned or used by the Purchaser or any of its Affiliates; or

(b)                                 represent, directly or indirectly, that any product or services provided by any Group Company, the Purchaser or Vendor 2 has been approved or endorsed by Vendor 1 or any of its Affiliates.

7.4                               Prior to the 18-month anniversary of the Completion Date, Vendor 1 shall not dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or Encumbrances in respect of (the foregoing, each a “Transfer”), any of the Vendor 1 Consideration Shares without the prior written consent of the Purchaser (such consent not to be unreasonably withheld), provided, however, that the Purchaser’s consent shall not be required if the transferee of such Transfer shall have delivered to the Purchaser a written undertaking to (i) bear a pro rata portion (based on the number of Vendor 1 Consideration Shares so Transferred) of Vendor 1’s liability under this Agreement in respect of any breach by Vendor 1 of the Vendor Warranties, and (ii) be subject to the provisions of this clause 7.4 in respect of any subsequent Transfers by such transferee.

7.5                               The Purchaser undertakes to Vendor 1 to use all commercially reasonable endeavours to (i) ensure that the businesses and operations of each member of the Purchaser Group are conducted in compliance with applicable laws and regulations in all material respects, and (ii) remedy any material non-compliance with applicable laws and regulations in businesses and operations of any member of the Purchaser Group.

7.6                               Vendor 1 and the Purchaser undertakes to each other that they shall, as soon as practicable after the date hereof and in any event before the Completion Date, use commercially reasonable efforts to prepare and agree on a business plan of the Purchaser for the twelve months immediately following the Completion.

8                                         WARRANTIES

8.1                               Each of the Vendors represents, warrants and undertakes to the Purchaser that the Vendor Warranties are true and accurate as of the date hereof and as of the Completion Date (following completion of the Group Restructuring and with reference to the facts and circumstances then existing), in each case subject to any matter which is fairly disclosed in writing delivered to the Purchaser prior to the date hereof and any matter expressly provided for under the terms of this Agreement. Each of the Vendors acknowledges that the Purchaser has entered into this Agreement in reliance upon the Vendor Warranties.  Notwithstanding anything herein to the contrary, the representations, warranties and undertakings contained in clauses 1.1, 2, 4, 5 and 23.2 of the Vendor Warranties shall be deemed to have been made by each of the Vendors severally and not jointly, and in each case only with respect to such Vendor or its portion of the Sale Shares, as applicable.

8.2                               The Purchaser represents, warrants and undertakes to the Vendors that the Purchaser Warranties are true and accurate as of the date hereof and as of the Completion Date (with reference to the facts and circumstances then existing), in each case subject to any matter which is fairly disclosed in writing delivered to the Vendors no later than the date hereof and any matter expressly provided for under the terms of this Agreement. The Purchaser acknowledges that the

Vendors have entered into this Agreement in reliance upon the Purchaser Warranties.

8.3                               Each of the Warranties shall be construed as a separate Warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

8.4                               Each of the Vendors undertakes to notify the Purchaser in writing promptly if prior to Completion it becomes aware of any circumstance arising after the date of this Agreement which would cause any Vendor Warranty (if the Vendor Warranties were repeated with reference to the facts and circumstances then existing) to become untrue or inaccurate or misleading in any material respect.

8.5                               The Purchaser undertakes to notify the Vendors in writing promptly if prior to Completion it becomes aware of any circumstance arising after the date of this Agreement which would cause any Purchaser Warranty (if the Purchaser Warranties were repeated with reference to the facts and circumstances then existing) to become untrue or inaccurate or misleading in any material respect.

9                                         LIMITATIONS ON CLAIMS

The Warranties are subject to the matters set out in Schedule 2 (Limitations on Claims).

10                                  ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding among the Parties in connection with the sale and purchase of the Sale Shares. This Agreement supersedes all prior agreements or understandings in connection with the subject matter hereof which shall cease to have any further force or effect. No party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement.

11                                  VARIATION

11.1                        No variation of this Agreement (or of any of the legally binding agreements referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the Parties. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

11.2                        Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

12                                  ASSIGNMENT

No Party shall be entitled to assign the benefit of any provision of this Agreement without the prior written approval of the other Parties.

13                                  ANNOUNCEMENTS

13.1                        Except as required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction to whose rules the Party making the announcement or disclosure is subject, whether or not having the force of law, no announcement or circular or disclosure in connection with the existence or subject matter of this Agreement shall be made or issued by or on behalf of any of the Vendors or any member of the Group or any of them without the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed), or by or on behalf of the Purchaser without the prior written approval of the Vendors (such approval not to be unreasonably withheld or delayed).

13.2                        Where any announcement or disclosure is made in reliance on the exception in clause 13.1, the Party making the announcement or disclosure will so far as practicable consult with the other Parties in advance as to the form, content and timing of the announcement or disclosure.

14                                  FEES AND EXPENSES

14.1                        Each of the Parties shall bear its own fees and expenses incurred in connection with the negotiation, preparation and completion of this Agreement.

15                                  CONFIDENTIALITY

15.1                        Each Party undertakes that it shall (and shall procure that its Affiliates shall, and where relevant, undertakes to procure that its officers, employees, agents, investment managers and professional and other advisers and those of any Affiliate (together its “Authorised Persons”) shall) use its best endeavours to keep confidential at all times and not permit or cause the disclosure of any information (other than to its Authorised Persons) which it may have or acquire before or after the date of this Agreement relating to the provisions of, and negotiations leading to, this Agreement and the performance of the obligations thereunder (such information being “Confidential Information”). In performing its obligations under this sub-clause 15.1, each Party shall apply confidentiality standards and procedures at least as stringent as those it applies generally in relation to its own confidential information.

15.2                        Each Party shall use its reasonable endeavours to alert the other Party as soon as is reasonably practical after it becomes aware of any request from a third party for disclosure of any Confidential Information.

15.3                        The obligation of confidentiality under sub-clause 15.1 does not apply to:

(a)                                 information which at the date of disclosure is within the public domain (otherwise than as a result of a breach of this clause 15);

(b)                                 the disclosure of information to the extent required to be disclosed by law, regulation or any court, tribunal or regulatory authority; or

(c)                                  any announcement made in accordance with the terms of clause 13.

16                                  SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. The Parties shall then use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

17                                  COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

18                                  WAIVER

18.1                        No failure or delay by any Party in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

18.2                        The rights and remedies of the Parties under or pursuant to this Agreement are cumulative, may be exercised as often as such Party considers appropriate and are in addition to its rights and remedies under general law.

19                                  FURTHER ASSURANCE

Each of the Parties agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other Parties may reasonably require, whether on or after Completion, to implement and/or give effect to this Agreement and the transaction contemplated by it and for the purpose of vesting in the relevant Parties the full benefit of the assets, rights and benefits to be transferred to such Parties under this Agreement.

20                                  NOTICES

20.1                        All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Purchaser, to:

ALIBABA HEALTH INFORMATION TECHNOLOGY LIMITED

26/F Tower One, Times Square, 1 Matheson Street

Causeway Bay, Hong Kong

Attention: Company Secretary

Facsimile No.: +852 2587 1688

E-mail: legalnotice@alijk.com

if to Vendor 1, to:

ALI JK INVESTMENT HOLDING LIMITED

c/o Taobao China Holding Limited

26/F, Tower 1, Times Square, 1 Matheson Street

Causeway Bay, Hong Kong

Fax: +852-22155200

Attention: Timothy A. Steinert, Esq.

if to Vendor 2, to:

MR. CHEN WENXIN

Room 22B, Building 4, Anbolijing Apartments

No. 6012, Shennan Avenue, Futian District

Shenzhen City, Guangdong Province, PRC

or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt, except with respect to any e-mail that is acknowledged as received on such day.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

20.2                        A Party may notify any other Party to this Agreement of a change to its name, relevant addressee, address, fax number or email address for the purposes of this clause 20, provided that, such notice shall only be effective on:

(a)                                 the date specified in the notice as the date on which the change is to take place, or

(b)                                 if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

21                                  GOVERNING LAW AND JURISDICTION

21.1                        This Agreement and the relationship among the Parties shall be governed by, and interpreted in accordance with, the laws of Hong Kong.

21.2                        Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the notice of arbitration is submitted in accordance with these Rules. The dispute shall be resolved by one arbitrator appointed by the Parties. If the Parties cannot agree on one arbitrator, the dispute shall be resolved by three arbitrators, one appointed by the Purchaser, one appointed by the Vendors and the third appointed by the first two arbitrators. The arbitration proceedings shall be conducted in English. Any award is final and may be enforced in any court of competent jurisdiction. The award shall apportion the costs of arbitration. The Parties shall duly and punctually perform their obligations hereunder pending issuance of the arbitral award. Nothing contained herein shall preclude any Party from seeking provisional, interim or conservatory measures (including injunctive relief) from any court of competent jurisdiction. The Parties agree that any decision of the arbitral tribunal shall be final and binding on the Parties and shall be non-appealable to a court of law.

AS WITNESS this Agreement has been signed on behalf of the Parties the day and year first before written.

SIGNATURE PAGE

SIGNED for and on behalf of		)
ALIBABA HEALTH INFORMATION		)
TECHNOLOGY LIMITED		)
by	/s/ MENG Changan	)
Name: MENG Changan		)
Position: Chief Financial Officer

SIGNATURE PAGE

SIGNED for and on behalf of	)
ALI JK INVESTMENT HOLDING LIMITED	)
By Timothy Alexander STEINERT as	)
authorized signatory	)	/s/ Timothy Alexander STEINERT

SIGNATURE PAGE

SIGNED by	)
MR. WENXIN CHEN	)
	)	/s/ MR. WENXIN CHEN